Correspondence

SPORT STIX INC.
18101 Von Karmon Avenue #140-121
Irvine, California 92612
(949)  825-7786    FAX (949) 625-0777

March 29, 2013

Securities & Exchange Commission
Washington, D.C. 20549

RE:  SPORT STIX INC.
REGISTRATION FORM STATEMENT ON FORM S-1
FILED January 31, 2013
FILE NUMBER  333-186355

Dear Mr. Jeffrey P. Riedler:

Thank you for your letter of February 27, 2013.  We are filing an amended Form S-1/A and our additional responses are as follows:

General
1.   Please tell us why your company should not be considered a “shell company” as that term is defined in Rule 405 of the Securities Act, in light of the fact that you have only nominal operations and assets.  If you are a shell company, please revise your disclosure accordingly.

RESPONSE:  While we are a development stage company, we have a specific business plan and demonstrable history of implementation thereof.  We are not a company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.  We are also relying footnote 172 of the Final Rule Release 33-8869 dated December 7, 2007 which states:  “Rule I44(i)(1)(i) is not intended to capture a "startup company." or. in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having "no or nominal operations."”

2.           We note that you refer to the company variously as “Sport Stix Inc.” “Sports Stix Inc.” “Sports Stix” and Sports Stix.  In addition, you refer to your product as “Sport Stix” and “Sports Stix Inc.”   For the sake of clarity, please revise your disclosure to consistently refer to the company by its incorporated name “Sport Stix Inc.” and the product as Sport Stix.

RESPONSE:  We have revised our filing to comply with your comment.

Prospectus Summary Page 2

3.    Please revise to clarify how the lemon line or berry taste of Sport Stix increases a person’s ability to consume the property amounts of fluids.
RESPONSE:  We have deleted this sentence from our filing.

Emerging Growth Company, Page 2

4.           In the final paragraph on Page 2 you disclose that you may become subject to a section 404(a) and be required to include a report on the effectiveness of your internal controls.  The appropriate reference is Section 404(b).  Please revise.

RESPONSE:  We have revised our disclosure accordingly.

Risk Factors, Page 3

5.
Please revise this section to avoid describing risks in a generic way that could apply to a large number of businesses.  Instead, include more specific details to clarify the nature of the risks to your company.  Provide quantification where possible.  For example, in the risk factor titled “We do not have significant operating history” on page 3, the statement that “Our business and prospectus must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation.”  It is too broad and vague and does not address the risks that are particular to your business and operations.

RESPONSE:  We have rewritten the Risk Factor section to comply with your comment.

6.
Please add a risk factor highlighting risks associated with the fact that your executive officers have no experience formulating nutritional supplements or electrolyte-based sports drinks and limited or no experience marketing and selling such products.

RESPONSE:  We have added a risk factor disclosing limited experience in marketing and selling our products.

“We Will Require Additional Capital in Order to Achieve Success. . .”  Page 3

7.	You disclose that you have “some cash resources on hand.” Please specify the amount of cash on hand.

RESPONSE:  We have amended the section to disclose our cash on hand.

8.
Please clarify how long you estimate it will take you to achieve break-dash even cash flow and profitable operations, assuming you sell 50% of the maximum number of securities offered.  Similarly, please indicate how quickly you believe you’ll obtain a substantial market share in Southern California, and the percentage of such market share, in the event that you sell all of the securities being offered hereby.

RESPONSE:  We have amended the section to include the information you are requesting.

9.
Please reconcile your disclosures that “if we raise $500,000, or 50% of this offering, we will achieve break-even cash flow and profitable operations” and “if we raise the full one million, or 100% of the offering, we will be able to develop a substantial market share in our primary market Southern California” with your statement on page 4 that you cannot provide assurance that you “will be able to acquire the necessary customers to make our company successful.”

RESPONSE:  We have corrected the inconsistencies in our document.

“We are dependent on others in the normal conduct of our business. . .”  Page 4

10.
Your statement that you are dependent on common carrier shipping companies does not identify any risks associated with such dependence.  Please expand your risk factor to describe associated risks.  Further, dependence upon third parties is different than the risk to your business of shipping pricing increases.  Please include a more fulsome discussion of price sensitivities in a separately titled risk factor.

RESPONSE:   We have deleted this risk factor.

“We are dependent on commercial packaging and compounding companies. . . “   Page 4

11.           You state that the company has contracted with independent third parties to manufacture, package and print your package materials.  Here and in your Business Section, please describe the material terms of these contracts and file such contracts as exhibits to your Registration Statement as required by Item 601(b) (10)  of Regulation
S-K.

RESPONSE:  We have amended this risk factor for greater disclosure.

“Our securities are not traded on any market or securities exchange. . . “   Page 6

12.           Here and in the section entitled “Market for Common Equity and Related Stockholder Matters” on Page 11 you state that the common stock being registered in your Form S-1 may be sold by the company at a fixed price of $0.50 per share “or in transactions that are not in the public market at a fixed price of $0.50.”   Please clarify what you mean by non-public transactions, any non-public transactions that you are contemplating and, if applicable, disclose the steps that the company intends to take to ensure that investors in any concurrent private placement will not be solicited by this Registration Statement or through some other means that would foreclose the availability of the private placement exemption under Section 4(2) of the Securities Act.

RESPONSE:  We have amended this risk factor to comply with your comment.

13.
Please briefly describe the requirements that must be satisfied for the company’s stock to be quoted on the OTC Bulletin Board.  Please make this revision here and in the section entitled “Market For Common Equity and Related Stockholder Matters” on Page 11.

RESPONSE:  We have expanded the disclosure to include the steps for the Company’s stock to be quoted on the OTC Bulletin Board.

Use of Proceeds, Page 7

14.	Please include an additional column that sets forth the company’s contemplated allocation of proceeds if only 25% of the offering is sold.

RESPONSE:  We have added an additional column showing 25% of the offering being sold.

15.
Your description in the first paragraph under “Use of Proceeds” of estimated uses and deferred expenditures does not appear to parallel the uses of net proceeds set forth in the tabular disclosure that follows.  For example, you state that if the entire offering is not sold, the proceeds received would be used for the purchase of raw materials and component parts.  Yet, the tabular disclosure shows that if less than the entire offering is sold, some of the proceeds would nevertheless be allocated to advertising and sales promotion.  Please revise your description of the proposed use of proceeds and deferred expenses to align with the uses described in the tabulator disclosure.

RESPONSE:  We have revised the Use of Proceeds to comply with your comment.

Dilution,  Page 8

16.	Please provide the following explanations regarding your calculation of dilution per share to new investors ($0.39 per share). Revise your disclosure accordingly.

•	Explain why the heading to this calculation refers to the maximum offering scenario, when note (1) states that it is assumes net proceeds of $480,000 under the minimum offering scenario.

•	Explain why net tangible book value before the offering is $0.002 instead of ($0.002) as indicated on the balance sheet.

•	Explain how you determine the net tangible book value after the offering of $0.11 per share.

RESPONSE:   We have revised the dilution portion of our filing to reflect 100%, 50% or 25% of the offering sold and have corrected the various computations.

Plan of Distribution, Page 8

17.	Please file the form of Subscription Agreement as an exhibit to your Registration Statement.

RESPONSE:                      We are filing a Subscription Agreement with our amended S-1/A Registration Statement.

18.	Please expand your disclosure to describe the voting thresholds for any matters to be voted upon by shareholders other than the election of directors.

RESPONSE:  A majority of 51% of the outstanding shareholders is required to pass actions by the shareholders.

Market for Common Equity and Related Stockholder Matters, Page 11

19.	Please identify Service Team Inc. and its relationship to the company.

RESPONSE:  This is a clerical error.  We have deleted it.

Description of Business, Page 11

20.
If you have not yet acquired suppliers for your products, please revise your disclosure on Page 11 to make this clear.  Alternatively, please describe the material terms of your arrangements with suppliers and file any supply contracts as exhibits to your Registration Statement.

RESPONSE:  We have revised the disclosure to reflect that we do not currently have supplier agreements in place, but are in the process of discussions with prospective suppliers.

21.	Please describe the main components of your products, the source(s) and quantity of electrolytes in your products, and the manufacturing process for the Sport Stix powder.

RESPONSE:  We have disclosed the main components of our products and the quantities of each.

22.
We note your statement on Page 11 that Charles Todd, the company’s founder, has developed Sport Stix over the last 10 years.  Please disclose how much he or the company has spent on research and development in the past two years.  If no funds have been spent on research and development please so state.

RESPONSE:  We have disclosed Charles Todd’s development of the products and the costs expended.

23.
You state that the company contracts with major manufacturers of food products to produce its product.  Please describe the nature of your contracts or arrangements with these manufacturers and file such contracts as exhibits to your Registration Statement.

RESPONSE:  We have disclosed that we do not have any contracts in place, but are in discussions with potential suppliers.

Distribution, Page 12

24.
Please expand your disclosure to explain the basis for your projection that you will be able to capture 5% of the $57l.8 million market.  Please include your estimate of the time it may take for you to achieve such market share and include a statement that you have had no sales of your product to date.  Your disclosure should specifically address your prior statement on Page 3 that your primary market will be Southern California and whether you expect to achieve this market share based on sales only within your target market.

RESPONSE:  We have expanded our disclosure to include your comments.

25.	Please disclose the market share attributable to Gatorade, which you identify as the leader in the industry, and other prominent market participants with a significant market share.

RESPONSE:  We have expanded our disclosure to include market shares for MIOFIT and Power Aide as published by BEVNET Industry Newsletter.

26.
Please provide further description of your discussions with several distributors that have indicated an interest in distributing the product.  Disclose when you expect to consummate such discussions and how and when you estimate that you will be able to provide finished product to fulfill such agreements.  In addition, please affirmatively state, if true, that you have no written agreements or any arrangements with any distributors at this time.

RESPONSE:  We have expanded our disclosure to answer these questions.

Government Regulation, Page 12

27.
Your disclosure in this section is not sufficient.  It is not enough to merely state that there are many regulations which apply to your business.  Please expand the description of applicable government regulation to discuss with greater specificity the body of state and federal regulation to which the company is subject and which has or may have a material effect on your business and operations.

RESPONSE:  We have expanded our disclosure to respond to your comment.

28.
You state that Charles Todd is experienced in compliance with applicable government regulations.  Please advise us as to the experience listed in Mr. Todd’s biographical information on Page 14 that provided him with such experience and expand your disclosure to describe such experience.  Alternatively, please delete this statement.

RESPONSE: We have expanded his biographical information and have also deleted the statement.

Competition, Page 12

29.
We note your statement that “At the present time there is no other sports drink on the market that has no calories, sugar or carbs.”  Please reconcile this disclosure with your statement on Page 4 that “there are many similar products available in the market place,” and, in light of readily available public information regarding market-dominance competitors offering sports drinks with no calories, sugar or carbs, expand your disclosure to specifically reference PowerAde Zero, MiO and any other competitive products.

RESPONSE:  We have expanded the disclosure to include  the additional information.

30.
We note your statement that “Unlike similar products in the market place Sport Stix has a pleasant taste.”  Please expand your disclosure to provide the basis for this statement.  Similarly, on Page 13, under “Results of Operations,” where you state that Sport Stix has been field tested at several sports events, please discuss the parameters of the tests, the number of participants, the data received, the criteria used to evaluate the data and identify the persons or entities that conducted the tests.  In addition, please clarify what you mean when you state that the product was “well received.”

RESPONSE:  We have deleted the comment on taste and expanded our disclosure on other testing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 13

Overview of Our Company, Page 13

31.
You state that Sport Stix manufactures the drink in eight fruit flavors.  Also on Page 2 you state that Sport Stix manufacturers and distributes drink mix; however, you have not sold any products and do not appear to own or have access to any manufacturing facilities.  Please explain these apparent inconsistencies and revise your disclosure accordingly here and throughout your Prospectus.

RESPONSE:  We have clarified these issues throughout our Prospectus.

Capital Resources and Financial Condition, Page 13

32.	Please expand your disclosure to clarify whether you have a written lending agreement with Hallmark Venture Group, Inc. and identify Hallmark Venture Group, Inc. as an affiliate.

RESPONSE:

Directors and Executive Officers, Page 13

33.	Please provide the ages of Charles Todd and Robert Cashman.

RESPOSNE:   We have added their ages to our resumes.

Security Ownership of Certain Beneficial Owners and Management, Page 16

34.	Please indicate whether the Percent of Total Outstanding After Offering is based upon the assumed sale of 100% or 50% of the shares to be offered.

RESPONSE:  We have expanded the section to include Total Outstanding After the Offering assuming sale of 100% or 50% or 25% of the shares offered.

Financial Statements, Page F-1

Note 4 – Related Party Transactions, Page F-11

35.
You appear to have determined a fair value for your common stock of $0.25 per share, which has been your basis for determining stock compensation expense, resulting from issuance of your common stock to employees and related parties.  Please explain to us the methods and assumptions used to determine the fair value of your common stock, which should include a consideration of the risk factors described on Pages 3 to 6.  Also, progressively bridge your fair market value of $0.25 to your current estimated IPO price of $0.50.

RESPONSE:  We arbitrarily determined our initial offering price of our private placement to be $0.25 per share.  Sport Stix Inc. was a start-up company with no history, no funding and no sales.  Its only asset was the knowledge and experience of Charles Todd, President, in developing the Sport Stix product.  The offering price of this Registration Statement is based on projections of sales and profits made by Charles Todd, the President.  We took those projections and reduced them by ninety percent to develop the $0.50 price.  We reduced them so much because of the very significant risk factors in developing Sport Stix Inc.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Charles Todd
Charles Todd,
President, Chief Executive Officer
Sport Stix Inc.